PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000

LLOYD K. GARRISON (1946-1991)
RANDOLPH E. PAUL (1946-1956)
SIMON H. RIFKIND (1950-1995)
LOUIS S. WEISS (1927-1950)
JOHN F. WHARTON (1927-1977)

WRITER'S DIRECT DIAL NUMBER

212-373-3257

WRITER'S DIRECT FACSIMILE

212-492-0257

WRITER'S DIRECT E-MAIL ADDRESS

swilliams@paulweiss.com

UNIT 3601, OFFICE TOWER A, BEIJING FORTUNE PLAZA
NO. 7 DONGSANHUAN ZHONGLU
CHAOYANG DISTRICT
BEIJING 100020
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 5828-6300

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2846-0300

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101

TORONTO-DOMINION CENTRE
77 KING STREET WEST, SUITE 3100
P.O. BOX 226
TORONTO, ONTARIO M5K 1J3
TELEPHONE (416) 504-0520

2001 K STREET, NW
WASHINGTON, DC 20006-1047
TELEPHONE (202) 223-7300

500 DELAWARE AVENUE, SUITE 200
POST OFFICE BOX 32
WILMINGTON, DE 19899-0032
TELEPHONE (302) 655-4410

MATTHEW W. ABBOTT
EDWARD T. ACKERMAN
JACOB A. ADLERSTEIN
ALLAN J. ARFFA
ROBERT A. ATKINS
DAVID J. BALL
SCOTT A. BARSHAY
JOHN F. BAUGHMAN
LYNN B. BAYARD
DANIEL J. BELLER
CRAIG A. BENSON
MITCHELL L. BERG
MARK S. BERGMAN
DAVID M. BERNICK
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
ANGELO BONVINO
JAMES L. BROCHIN
RICHARD J. BRONSTEIN
DAVID W. BROWN
SUSANNA M. BUERGEL
PATRICK S. CAMPBELL*
JESSICA S. CAREY
JEANETTE K. CHAN
GEOFFREY R. CHEPIGA
ELLEN N. CHING
WILLIAM A. CLAREMAN
LEWIS R. CLAYTON
JAY COHEN
KELLEY A. CORNISH
CHRISTOPHER J. CUMMINGS
CHARLES E. DAVIDOW
THOMAS V. DE LA BASTIDE III
ARIEL J. DECKELBAUM
ALICE BELISLE EATON
ANDREW J. EHRLICH
GREGORY A. EZRING
LESLIE GORDON FAGEN
MARC FALCONE
ROSS A. FIELDSTON
ANDREW C. FINCH
BRAD J. FINKELSTEIN
BRIAN P. FINNEGAN
ROBERTO FINZI
PETER E. FISCH
ROBERT C. FLEDER
MARTIN FLUMENBAUM
ANDREW J. FOLEY
HARRIS B. FREIDUS
MANUEL S. FREY
ANDREW L. GAINES
KENNETH A. GALLO
MICHAEL E. GERTZMAN
ADAM M. GIVERTZ
SALVATORE GOGLIORMELLA
ROBERT D. GOLDBAUM
NEIL GOLDMAN
ROBERTO J. GONZALEZ*
CATHERINE L. GOODALL
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
UDI GROFMAN
NICHOLAS GROOMBRIDGE
BRUCE A. GUTENPLAN
GAINES GWATHMEY, III
ALAN S. HALPERIN
JUSTIN G. HAMILL
CLAUDIA HAMMERMAN
BRIAN S. HERMANN
MICHELE HIRSHMAN
MICHAEL S. HONG
DAVID S. HUNTINGTON
AMRAN HUSSEIN
LORETTA A. IPPOLITO
BRIAN M. JANSON
JAREN JANGHORBANI
MEREDITH J. KANE
ROBERTA A. KAPLAN
BRAD S. KARP
PATRICK N. KARSNITZ
JOHN C. KENNEDY
BRIAN KIM
ALAN W. KORNBERG
DANIEL J. KRAMER
DAVID K. LAKHDHIR
STEPHEN P. LAMB*
JOHN E. LANGE
GREGORY F. LAUFER
DANIEL J. LEFFELL
XIAOYU GREG LIU
JEFFREY D. MARELL
MARCO V. MASOTTI
EDWIN S. MAYNARD
DAVID W. MAYO
ELIZABETH R. McCOLM
MARK F. MENDELSOHN
CLAUDINE MEREDITH-GOUJON
WILLIAM B. MICHAEL
TOBY S. MYERSON
JUDIE NG SHORTELL*
CATHERINE NYARADY
JANE B. O'BRIEN
ALEX YOUNG K. OH
BRAD R. OKUN
KELLEY D. PARKER
MARC E. PERLMUTTER
VALERIE E. RADWANER
CARL L. REISNER
LORIN L. REISNER
WALTER G. RICCIARDI
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
JACQUELINE P. RUBIN
RAPHAEL M. RUSSO
ELIZABETH M. SACKSTEDER
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
DALE M. SARRO
TERRY E. SCHIMEK
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JOHN M. SCOTT
STEPHEN J. SHIMSHAK
DAVID R. SICULAR
MOSES SILVERMAN
STEVEN SIMKIN
JOSEPH J. SIMONS
AUDRA J. SOLOWAY
SCOTT M. SONTAG
TARUN M. STEWART
ERIC ALAN STONE
AIDAN SYNNOTT
ROBYN F. TARNOFSKY
MONICA K. THURMOND
DANIEL J. TOAL
LIZA M. VELAZQUEZ
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
STEVEN J. WILLIAMS
LAWRENCE I. WITDORCHIC
MARK B. WLAZLO
JULIA MASON WOOD
JENNIFER H. WU
BETTY YAP*
JORDAN E. YARETT
KAYE N. YOSHINO
TONG YU
TRACEY A. ZACCONE
TAURIE M. ZEITZER
T. ROBERT ZOCHOWSKI, JR.

*NOT ADMITTED TO THE NEW YORK BAR

June 2, 2016
VIA EDGAR AND ELECTRONIC MAIL
Daniel F. Duchovny, Esq.
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:    Chico’s FAS, Inc.
        Preliminary Proxy Statement on Schedule 14A
        Filed May 27, 2016
        File No. 001-16435

Dear Mr. Duchovny:
We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 1, 2016 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Chico’s FAS, Inc. (the “Company”), and we provide the following responses on the Company’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Proposal 1. Election of Directors, page 10

1.	Please disclose why you recommend that security holders elect your nominees instead of Barington’s nominees.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on page 12 of the Proxy Statement.

Daniel F. Duchovny    2
Securities and Exchange Commission
June 2, 2016

2.	Please disclose the business experience for Ms. Fields and Mr. Simon during the past five years.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure accordingly. Please see the revised disclosure on pages 11 and 12 of the Proxy Statement.

* * * * *

Additionally, in accordance with your request, the Company hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to call me at (212) 373-3257.

Very truly yours,

/s/ Steven J. Williams
Steven J. Williams